Exhibit 21.1
List of Subsidiaries of KBW, Inc.

State or Other
Jurisdiction of
Organization
Keefe, Bruyette & Woods, Inc.	New York
Keefe, Bruyette & Woods Limited	United Kingdom
Keefe, Bruyette & Woods Asia Limited	Hong Kong
KBW Asset Management, Inc.	Delaware
KBW Ventures, Inc.	Delaware